UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

FTD Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35901	32-0255852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3113 Woodcreek Drive Downers Grove, Illinois 60515	60515
(Address of Principal Executive Offices)	(ZIP Code)

Jennifer Baumann
(630) 719-7800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD, a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available in the “Investor Relations” section of our corporate website at www.ftdcompanies.com. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FTD COMPANIES, INC.
Dated:	May 31, 2019	By:	/s/ Scott Levin
			Name:	Scott Levin
			Title:	President and Chief Executive Officer